SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               2 August 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 2 August 2006 re: Holding(s) in Company



Letter to Lloyds TSB Group PLC dated 31 July 2006


Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 25 July 2006 Barclays PLC, through the legal entitles listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.02%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 5,631,755,759 is the latest figure available to us.


Letter from Barclays PLC



                                   LEGAL ENTITY REPORT

LLOYDS TSB GROUP                                                 SEDOL: 0870612

As at 25 July 2006 Barclays PLC, through the legal entities listed below had a notifiable interest in 226,327,240 ORD GBP0.25 representing 4.02% of the issued share capital of 5,630,210,713 units


Legal Entity                                       Holding       Percentage Held
Barclays Private Bank and Trust Ltd                   1,669                .0000
Barclays Private Bank Ltd                           923,447                .0164
Barclays Global Investors, N.A.                  56,037,826                .9953
Barclays Private Bank and Trust Ltd                  41,113                .0007
Barclays Capital Securities Ltd                  30,630,975                .5440
Barclays Global Fund Advisors                    17,860,179                .3172
Barclays Global Investors Japan Ltd                 665,233                .0118
Barclays Global Investors Ltd                    69,824,765               1.2402
Barclays Global Investors Japan Trust & Banking   6,302,018                .1119
Barclays Private Bank and Trust Ltd                 439,666                .0078
Barclays Global Investors Canada Ltd                400,266                .0071
Barclays Life Assurance Co Ltd                   10,712,922                .1903
Barclays Capital Inc                              8,446,980                .1500
Barclays Global Investors Australia Ltd           1,678,747                .0298
Gerrard Ltd                                      21,246,405                .3774
Barclays Bank Trust Company Ltd                   1,115,029                .0198

                           Group Holding        226,327,240               4.0197



                           REGISTERED HOLDERS REPORT

LLOYDS TSB GROUP                                                 SEDOL: 0870612

As at 25 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 226,327,240 GBP0.25 representing 4.02 % of the issued share capital of 5,630,210,713 units.


Registered Holder                         Account Designation            Holding
BANK OF IRELAND                                        426353            475,577
BANK OF IRELAND                                        426360             49,444
BANK OF NEW YORK                                                         396,189
Barclays Bank PLC (Singapore)                                              1,669
BARCLAYS CAPITAL NOMINEES LIMITED                                      9,717,149
BARCLAYS CAPITAL NOMINEES LIMITED                                     12,739,346
Barclays Capital Securities Ltd.                                       7,919,780
Barclays Capital Securities Ltd.                                         254,700
Barclays Capital Securities Ltd.                                       8,446,980
Barclays Global Investors Canada                                         400,266
Barclays Trust Co & Others                                               178,031
Barclays Trust Co DMC69    C 000000000000000000                           47,011
Barclays Trust Co E99      C 000000000000000000                            5,125
Barclays Trust Co R69      C 000000000000000000                          884,862
BNP PARIBAS                                                              182,679
CHASE NOMINEES LTD                                     16376           2,712,844
CHASE NOMINEES LTD                                     20947          18,482,179
CHASE NOMINEES LTD                                     21359           1,363,556
CHASE NOMINEES LTD                                     28270             627,991
CHASE NOMINEES LTD                                     28270           4,183,871
CIBC MELLON GLOBAL SECURITIES                                            142,327
Clydesdale Nominees  HGB0125                     00052051801               3,544
Clydesdale Nominees  HGB0125                     00059441401              13,737
Clydesdale Nominees  HGB0125                     00059477501               1,600
Clydesdale Nominees  HGB0125                     00061952201               1,000
Clydesdale Nominees  HGB0125                     00063919101               2,250



                          REGISTERED HOLDERS REPORT

LLOYDS TSB GROUP                                                 SEDOL: 0870612

As at 25 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 226,327,240 GBP0.25 representing 4.02 % of the issued share capital of 5,630,210,713 units.

Registered Holder                         Account Designation            Holding

Clydesdale Nominees  HGB0125                     00063921301                 800
Clydesdale Nominees  HGB0125                     00068640801              14,365
Clydesdale Nominees  HGB0125                     00069396001               2,400
Clydesdale Nominees  HGB0125                     00069447801             207,500
Clydesdale Nominees  HGB0125                     00069451601              21,420
Clydesdale Nominees  HGB0125                     00069720501               5,250
Clydesdale Nominees  HGB0125                     00069721301               9,000
Clydesdale Nominees  HGB0125                     00069745001              43,000
Clydesdale Nominees  HGB0125                     00069751501               6,100
Clydesdale Nominees  HGB0125                     00069771001              43,750
Clydesdale Nominees  HGB0125                     00069772801              43,750
Clydesdale Nominees  HGB0125                     00120142001              17,000
Clydesdale Nominees  HGB0125                     02500054901               2,300
Clydesdale Nominees  HGB0225                     00310512002                 900
Gerrard Nominees Limited                              602698               1,000
Gerrard Nominees Limited                              603216               1,000
Gerrard Nominees Limited                              603856               3,500
Gerrard Nominees Limited                              605704               1,100
Gerrard Nominees Limited                              607486                 425
Gerrard Nominees Limited                              608459               1,500
Gerrard Nominees Limited                              610720               3,000
Gerrard Nominees Limited                              611717              10,250
Gerrard Nominees Limited                              615411               2,000
Gerrard Nominees Limited                              620404                 740
Gerrard Nominees Limited                              622124               5,000
Gerrard Nominees Limited                              631118              26,350






                             REGISTERED HOLDERS REPORT

LLOYDS TSB GROUP                                                 SEDOL: 0870612

As at 25 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 226,327,240 ORD GBP0.25 representing 4.02 % of the issued share capital of 5,630,210,713 units.


Registered Holder                         Account Designation            Holding
Gerrard Nominees Limited                              633484               7,000
Gerrard Nominees Limited                              639353               1,750
Gerrard Nominees Limited                              642367               4,500
Gerrard Nominees Limited                              642686                 700
Gerrard Nominees Limited                              643975               3,000
Gerrard Nominees Limited                              647291               3,250
Gerrard Nominees Limited                              650668               2,500
Gerrard Nominees Limited                              652198              20,500
Gerrard Nominees Limited                              653035               2,500
Gerrard Nominees Limited                              658574               3,400
Gerrard Nominees Limited                              658729               1,200
Gerrard Nominees Limited                              659442               1,750
Gerrard Nominees Limited                              659645               2,000
Gerrard Nominees Limited                              660137                 700
Gerrard Nominees Limited                              660302               2,300
Gerrard Nominees Limited                              660318              43,000
Gerrard Nominees Limited                              660430               1,840
Gerrard Nominees Limited                              660574                 800
Gerrard Nominees Limited                              660632               2,000
Gerrard Nominees Limited                              660758              13,800
Gerrard Nominees Limited                              660851              10,000
Gerrard Nominees Limited                              660968               3,000
Gerrard Nominees Limited                              768557              10,500
Gerrard Nominees Limited                              770101              22,500
Gerrard Nominees Limited                              774125                 400
Gerrard Nominees Limited                              777488                 750






                                 REGISTERED HOLDERS REPORT

LLOYDS TSB GROUP                                                  SEDOL: 0870612

As at 25 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 226,327,240 ORD GBP0.25 representing 4.02 % of the issued share capital of 5,630,210,713 units.


Registered Holder                   Account Designation                  Holding
Gerrard Nominees Limited                         777546                      350
Gerrard Nominees Limited                         781271                    7,500
Greig Middleton Nominees Limited (GM1)                                 2,045,589
Greig Middleton Nominees Ltd (GM3)             220805DN                  237,500
Greig Middleton Nominees Ltd (GM3)             523475DN                  200,000
INVESTORS BANK AND TRUST CO.                                          28,584,711
INVESTORS BANK AND TRUST CO.                                           5,637,496
INVESTORS BANK AND TRUST CO.                                           1,204,576
INVESTORS BANK AND TRUST CO.                                             630,315
INVESTORS BANK AND TRUST CO.                                             953,095
INVESTORS BANK AND TRUST CO.                                              14,509
INVESTORS BANK AND TRUST CO.                                           1,224,494
INVESTORS BANK AND TRUST CO.                                             517,589
INVESTORS BANK AND TRUST CO.                                             241,785
INVESTORS BANK AND TRUST CO.                                              88,149
INVESTORS BANK AND TRUST CO.                                           6,942,976
INVESTORS BANK AND TRUST CO.                                              44,113
INVESTORS BANK AND TRUST CO.                                              22,315
INVESTORS BANK AND TRUST CO.                                           2,949,218
INVESTORS BANK AND TRUST CO.                                             341,488
INVESTORS BANK AND TRUST CO.                                           1,736,868
INVESTORS BANK AND TRUST CO.                                          14,155,702
INVESTORS BANK AND TRUST CO.                                           1,309,321
INVESTORS BANK AND TRUST CO.                                             158,068
INVESTORS BANK AND TRUST CO.                                             158,732
JP MORGAN (BGI CUSTODY)                           16331                1,375,544




                                REGISTERED HOLDERS REPORT

LLOYDS TSB GROUP                                                  SEDOL: 0870612

As at 25 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 226,327,240 ORD GBP0.25 representing 4.02 % of the issued share capital of 5,630,210,713 units.


Registered Holder                   Account Designation                  Holding
JP MORGAN (BGI CUSTODY)                           16338                  333,290
JP MORGAN (BGI CUSTODY)                           16341                  630,392
JP MORGAN (BGI CUSTODY)                           16341                1,461,515
JP MORGAN (BGI CUSTODY)                           16342                  707,271
JP MORGAN (BGI CUSTODY)                           16344                  487,279
JP MORGAN (BGI CUSTODY)                           16345                  810,538
JP MORGAN (BGI CUSTODY)                           16400               42,466,677
JP MORGAN (BGI CUSTODY)                           17011                   95,231
JP MORGAN (BGI CUSTODY)                           18409                4,274,488
JPMORGAN CHASE BANK                                                      183,770
JPMorgan Chase Bank                                                       46,903
JPMorgan Chase Bank                                                      549,524
JPMorgan Chase Bank                                                    3,042,977
JPMorgan Chase Bank                                                       52,349
JPMorgan Chase Bank                                                      754,942
JPMorgan Chase Bank                                                      600,890
JPMorgan Chase Bank                                                      811,738
JPMorgan Chase Bank                                                      154,118
JPMorgan Chase Bank                                                      288,577
JPMORGAN CHASE BANK                                                      503,182
JPMORGAN CHASE BANK                                                    1,175,565
JPMorgan Chase Bank                                                       31,097
JPMorgan Chase Bank                                                      341,286
JPMorgan Chase Bank                                                       88,247
JPMorgan Chase Bank                                                       55,413
Mellon Trust - US CUSTODIAN/                                             222,484






                                REGISTERED HOLDERS REPORT

LLOYDS TSB GROUP                                                  SEDOL: 0870612

As at 25 July 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 226,327,240 ORD GBP0.25 representing 4.02 % of the issued share capital of 5,630,210,713 units.


Registered Holder                   Account Designation                  Holding

Mellon Trust - US CUSTODIAN /                                            316,535
MELLON TRUST OF NEW ENGLAND                                              191,512
Mitsui Asset                                                              91,724
NORTHERN TRUST BANK - BGI SEPA                                           103,422
NORTHERN TRUST BANK - BGI SEPA                                           397,822
NORTHERN TRUST BANK - BGI SEPA                                           464,408
R C Greig Nominees Limited                                            11,255,803
R C Greig Nominees Limited a/c AK1                                     4,346,504
R C Greig Nominees Limited a/c BL1                                     1,020,473
R C Greig Nominees Limited a/c BL1                  RES                      665
R C Greig Nominees Limited a/c CM1                                       356,524
R C Greig Nominees Limited GP1                                         1,050,298
R C Greig Nominees Limited SA1                                           503,694
Reflex Nominees Limited                                                    7,737
Reflex Nominees Limited                                                   33,376
STATE STREET BANK & TRUST - WI                                           508,477
STATE STREET BANK AND TRUST CO                                           435,073
STATE STREET BOSTON                                                    2,888,140
STATE STREET TRUST OF CANADA -                                           320,951
The Northern Trust Company - U                                           228,696
Trust & Custody Services Bank                                             54,202
Trust & Custody Services Bank                                              3,264
ZEBAN NOMINEES LIMITED                                                   923,447

                                                        Total        226,327,240



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     2 August 2006